[CERUS CORPORATION LETTERHEAD]

July 31, 2009

VIA EDGAR AND FACSIMILE

Mr. Tim Buchmiller

Senior Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, DC 20549

Re:	Cerus Corporation
Form 10-K for the fiscal year ended December 31, 2008
Filed March 13, 2009
File No. 000-21937

Dear Mr. Buchmiller:

On behalf of Cerus Corporation (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated July 17, 2009 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 13, 2009 (the “Form 10-K”). We note that the Comment Letter was received in response to our previous letters that we submitted on June 5, 2009 and July 15, 2009 in response to the Staff’s comment letters dated May 21, 2009 and June 30, 2009, respectively (the “Staff’s Prior Letters”). The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2008

1.	We have reviewed your response to comment 2 in your letter dated July 15, 2009. We note from the website page www.interceptbloodsystems.com/plt viruses.html that “[o]f the viruses tested to date, only HAV and PPV were resistant to inactivation” using the INTERCEPT Blood System. If that information is correct, please provide us with a response that details your understanding of why your system is unable to inactivate those viruses since it is unclear to us, based on the scientific principles you have described in your prior responses and current disclosure, why such pathogens would not be inactivated by your system. Also, please tell us which virus PPV refers to and if that virus is being used as a model for another virus (if so, please tell us which virus). At a minimum, if it is known that your system is incapable of inactivating any relevant pathogens, your future filings should specifically identify those pathogens, include appropriate risk factor disclosure, and your claims regarding your system’s efficacy in terms of inactivation of known, and unknown, pathogens should be sufficiently balanced with specific disclosure. In addition, please disclose under “Competition” in your future filings any disadvantages of your systems, as compared to products of your competitors, if your systems are incapable of inactivating any known pathogens. For example, please clarify why market participants would accept your product over the products of your competitors if the transfusion products treated by your systems may contain active forms of known pathogens such as HAV.

Response:

In response to the Staff’s comment, the Company advises the Staff that the two viruses mentioned in the Staff’s inquiry, hepatitis A virus (“HAV”) and porcine parvovirus (“PPV”), are both non-lipid-enveloped viruses with tight protein capsids with small pore sizes. Although transmission of HAV through blood transfusion is extraordinarily rare, and PPV is not a human blood-borne virus, the Company has conducted studies in both HAV and PPV models because such viruses are of interest to the transfusion medicine industry as models of non-lipid-enveloped viruses. PPV is used as a model virus for human parvovirus B-19. Due to the challenge of penetrating the tight protein capsid, the Company’s products have not demonstrated inactivation of HAV or PPV. The Company has conducted studies with human parvovirus B-19 and demonstrated inactivation of that virus in plasma to a modest level.

The Company plans to update its current discussion of the risks associated with market acceptance of its products due to the inability of its products to inactivate PPV and HAV in its risk factor entitled: “The INTERCEPT Blood System may not achieve broad market acceptance” with the following disclosure (additional disclosure marked by italics):

Our products do not inactivate all known pathogens, and the inability of our systems to inactivate certain pathogens may limit their acceptance. For example, due to the biology of certain non-lipid-enveloped viruses, including hepatitis A virus, our products have not been demonstrated to inactivate these viruses. In addition, for human parvovirus B-19, which is also a non-lipid-enveloped virus, our testing has not demonstrated a high level of inactivation. Although we have shown high levels of inactivation of a broad spectrum of lipid-enveloped viruses, some customers may choose not to adopt our products based on considerations concerning inability to inactivate, or limited inactivation, of certain non-lipid-enveloped viruses. In addition, since prions do not contain nucleic acid, our products do not inactivate prions. While transmission of prions has not been a major problem in blood transfusions, and we are not aware of any competing products that inactivate prions, the inability to inactivate prions may limit market acceptance of our products.

The Company plans to also update its current discussion of the risks associated with competition for its products due to the inability of its products to inactivate PPV and HAV in its risk factor entitled: “If our competitors develop and market products that are more effective than our products and product candidates, our commercial opportunity will be reduced or eliminated” with the following disclosure (additional disclosure marked by italics):

Several companies have, or are developing, technologies that are, or in the future may be, the basis for products that will directly compete with or reduce the market for our pathogen inactivation systems. A number of companies are specifically focusing on alternative strategies for pathogen inactivation in platelets and plasma. These alternative strategies may be more effective in inactivating certain types of pathogens from blood products, including non-lipid-enveloped pathogens, such as hepatitis A virus, which our products have not demonstrated an ability to inactivate, or human parvovirus B-19, for which our products have not demonstrated a high level of inactivation. While our products can effectively inactivate a broad spectrum of pathogens in blood components, including more robust inactivation of many pathogens than has been shown by other companies, market acceptance of our products may be reduced if customers determine that competitors products inactivate a broader range of pathogens that are of particular interest to the transfusion medicine community. In Europe, several companies, including Grifols S.A., Octapharma AG and MacoPharma International, are developing or selling commercial pathogen inactivation systems or services to treat fresh frozen plasma. CaridianBCT is developing a pathogen inactivation system for blood products and has been issued CE marks for a pathogen reduction system for both platelets and plasma. We understand that CaridianBCT has also commenced trials on a pathogen inactivation system for whole blood, which if successful, may offer competitive advantages over our INTERCEPT Blood System, with its three distinct components for platelets, plasma and red blood cells.

The Company believes that the foregoing disclosure sufficiently describes the risks that customers may not adopt its products because of the inability to inactivate certain non-lipid-enveloped viruses. More specifically, since transmission of HAV through blood transfusion is extremely rare, market participants are not more likely to choose the Company’s competitors’ products based solely on consideration of that pathogen. The Company respectfully submits that additional disclosure to the section entitled “Competition” would not be material to a decision to buy or sell the Company’s stock. The Company has considered its disclosures related to the efficacy of its products in terms of inactivation of known and unknown pathogens and believes that such disclosures are sufficiently balanced and provide the Company’s investors with meaningful, accurate and complete information material to a decision to buy or sell the Company’s stock.

2.	We note the portion of your response to comment 2 that you have seen no evidence that helicases can break the covalent bond of the psoralen-nucleic acid crosslink and that the psoralen-nucleic acid adducts and crosslinks have been shown to be capable of inhibiting the activity of enzymes that are required for pathogen replication or activity. While we understand that covalent bonds, such as those formed by the psoralen-nucleic acid adducts and cross-links, will have a higher bond energy than hydrogen bonds, we also note from the website page www.interceptbloodsystem.com/blood safety leukocytes.html that the INTERCEPT Blood System only introduces one nucleic acid crosslink at approximately every 83 to 89 base pairs. Given that, in vivo, helicase, DNA and RNA polymerases and reverse transcriptase operate at very high velocities and are powered by the energy released from ATP hydrolysis, please clarify for us what evidence you have that demonstrates that the periodic psoralen-nucleic acid adducts and crosslinks introduced by your system have a high enough bond energy to prevent breakage of the adduct or crosslink by helicase, DNA and RNA polymerases or reverse transcriptase, as applicable, in vivo given the force of each respective molecule in addition to the energy provided by the ATP hydrolysis. Given this and the other factors noted in the comment immediately above, please advise us how you can make any claims regarding the efficacy of your system against any pathogen until such time as efficacy tests are conducted in vivo with respect to such pathogen. In this regard, please provide us with an updated list which clearly shows which pathogens have been treated using your system and tested in vivo or in vitro, and the results of those studies.

Response:

In response to the Staff’s comment, the Company respectfully submits that the in vitro assays that it used to establish the ability of its products to inactivate pathogens involved viable, living bacterial or cellular models containing complete replication and repair machinery systems, including helicase, DNA and RNA polymerases and reverse transcriptase that the Staff references as the measure of normal cellular function. For example, the cells used in the culture system to assay infectivity of viruses are most frequently derived from organs or tissues of the same animal species, including human. Therefore, the inactivation data, although conducted in in vitro cellular or bacterial models, demonstrate that the covalent amotosalen-nucleic acid adducts and crosslinks are stable and inhibit the activity of enzyme complexes that are required for pathogen replication or activity. The Company’s claims regarding the efficacy of the INTERCEPT Blood System against pathogens were extensively reviewed and have been approved by a variety of expert panels from several different regulatory bodies, based on the results of such in vitro assays and, only when an in vitro assay did not exist or was not generally available, based on in vivo assays. It is impractical to conduct in vivo studies for the spectrum of pathogens covered by its pathogen inactivation methods, and the regulators have been clear with regard to acceptance of the Company’s approach.

The Company further submits that crosslinking frequency of one per 83 to 89 base pairs is considered overwhelming from the biological perspective. This adduct frequency is capable of inhibiting the function of essentially all genes encoding proteins and enzymes and was found to be efficacious by the various regulatory bodies that have approved the Company’s products. The Company respectfully directs the Staff to Exhibit A attached hereto containing a list showing which pathogens have been treated using its products and tested in vivo or in vitro and the results of such assays.

3.	We also note from your response to prior comment 2 that “[e]fficacy results of the inactivation of certain pathogens in in vitro testing cannot be directly compared with efficacy results of inactivation of different pathogens in vivo testing [emphasis added].” One of the purposes of our prior comment was to have you provide us with information as to whether there are any reasons to believe that the efficacy results from any in vivo studies you conduct would show different efficacy results as compared to the results from your in vitro efficacy studies for the same pathogen. For example, please tell us if there are any reasons to believe that even if your system was shown to be efficacious in inactivating HIV in vitro, that the same efficacy results would not be obtained when conducting those tests in vivo.

Response:

In response to the Staff’s comment, the Company respectfully submits that there is no reason to believe that in vitro results would not correlate with in vivo results, whether measuring the inactivation of HIV or any other viruses that our products claim to inactivate. The Company further notes that the in vitro inactivation experiments were carried out by adding a pathogen of interest to a platelet or plasma product and treating the product with the INTERCEPT Blood System ex vivo in the exact manner that blood establishments will follow. The viability of the pathogens were then assayed in the in vitro model systems subsequent to the ex vivo inactivation process. Regulatory agencies in many parts of the world have acknowledged that it is not feasible to demonstrate prevention of disease transmission in a human clinical setting and therefore that demonstration of in vitro efficacy of the pathogen reduction treatments is sufficient. In developing the INTERCEPT Blood System, we have followed the Committee for Proprietary Medicinal Products (CPMP) guidelines, a well-established and well-accepted set of standards promulgated by European regulatory authorities to provide guidance for validation of virus removal and inactivation of viruses for the plasma fractionation industry. For viruses for which in vitro systems did not exist or were not generally available, we used well-established and well-accepted animal assay systems. It was on the basis of the results of such well-established and well-accepted studies that the Company obtained regulatory approval of its products. Because the in vitro and in vivo assays used by the Company were well-established and well-accepted, the Company was not required to and did not conduct studies aimed at demonstrating the equivalence between an in vitro assay system and an in vivo assay system, but rather conducted studies to measure the log reduction of a pathogen to support its regulatory applications.

The Company plans to include the following disclosure in its current discussion of the risks associated with market acceptance of its products due to the unknowable equivalence of the in vitro and in vivo assays that it has conducted for its products in the risk factor entitled: “The INTERCEPT Blood System may not achieve broad market acceptance”:

We have conducted pre-clinical and clinical studies of our products in both in vivo and in vitro environments using well-established tests that are accepted by regulatory bodies. When an in vitro test was not generally available or not well-established, we conducted in vivo studies in mammalian models to predict human responses. Although we have no reason to believe that the in vitro and in vivo studies are not predictive of actual results in humans, we cannot be certain that the results of these in vitro and in vivo studies accurately predict the actual results in humans in all cases. To the extent that actual results in human patients differs from the results of our in vitro or in vivo testing, market acceptance of our products may be negatively impacted.

The Company believes that the foregoing disclosure sufficiently describes the risk that customers may not adopt its products because it is unknown whether assays conducted in in vitro or in vivo models guarantee the same results in humans. The Company has reviewed the disclosures it has made regarding the efficacy of its products and the results it has obtained from in vitro or in vivo models and believes that such disclosures provide the Company’s investors with meaningful, accurate and complete information material to a decision to buy or sell the Company’s stock. If the Company were to provide additional information describing the nuanced differences between the results of in vitro or in vivo assays and the results of human clinical trials, if such trials were permitted by regulatory authorities, investors or potential investors of the Company’s stock may be misled into concluding that the efficacy of the Company’s products is less than what has been approved and accepted by various regulatory bodies that have reviewed and analyzed the Company’s data. The Company further notes that it believes that it has conducted a more robust clinical evaluation of pathogen inactivated blood components than its competitors. For market participants, clinical validation of the treated blood components is considered to be a key factor in the purchasing decision in addition to consideration of the breadth and efficacy of pathogen inactivation.

4.	We note the results of the non-clinical studies presented at www.interceptbloodsystems.com/plt viruses.html. Although it appears from those results that the extent of the inactivation of the pathogens listed is significant, please clarify for us whether your system completely inactivates all of the pathogens on the list or whether the system only reduces the activity level of the listed pathogens below the limit of detection of the applicable assay, as indicated in the first footnote to the table. Even if your systems are capable of reducing the activity of the pathogens below the limit of detection of the assay, please explain to us how you can determine that a sufficient quantity of pathogens are not still present in active form that would present a risk of infection to the transfused patient.

Response:

In response to the Staff’s comment, the Company respectfully submits that, no pathogen inactivation process has been shown to eliminate or inactivate all pathogens. As such, the Company has not guaranteed, and does not guarantee, that its products reduce the activity level of any pathogen completely. Once a pathogen is inactivated below the level of detection for an applicable assay, due to limitations inherent to the assays, there is currently no method to measure how much, if any, quantity of the pathogen remains. By way of background, more than twenty years ago, the plasma fractionation industry adopted pathogen inactivation methods to respond to the outbreak of HIV. As with current assays, the assays adopted by the plasma fractionation industry could only demonstrate inactivation/removal of the HIV pathogen to the limit of detection. Nevertheless, the adoption of those pathogen inactivation methods has proven to be very successful in preventing the transmission of the HIV pathogen through transfused blood products.

The results of the assays conducted by the Company have shown that the Company’s system reduces the activity level of certain pathogens tested below the limit of detection of the applicable assay. However, since there is no assay that can measure the residual amount, if any, of the pathogen, the Company, like all other companies in the pathogen inactivation field today, cannot exclude that a sufficient quantity of pathogen or pathogens may still be present in active form which could present a risk of infection to the transfused patient. The Company notes that regulatory bodies, including the Agence Française de Sécurité Sanitaire Des Produits de Santé (Afssaps) in France and Paul Ehrlich Institute (PEI) in Germany, have accepted the results of the assays conducted by the Company establishing inactivation levels and have approved our products based on such results.

The Company plans to add to the risk factor entitled: “The INTERCEPT Blood System may not achieve broad market acceptance” noted in #3 above the following disclosure to discuss the risks associated with market acceptance of its products due to the unknowable amount of residual pathogen that may be present in blood components treated with its products:

Furthermore, due to limitations of those tests, we cannot exclude that a sufficient quantity of pathogen or pathogens may still be present in active form which could present a risk of infection to the transfused patient. Such uncertainty may limit the market acceptance of our products.

The Company also plans to include the following disclosure in its current discussion of the risks associated with potential liability claims applicable to the use and marketing of its products in the risk factor entitled: “We may be liable and we may need to withdraw our products from the market if our products harm people. We may be liable if an accident occurs in our controlled use of hazardous materials. Our insurance coverage may be inadequate to offset losses we may incur” (additional disclosure marked by italics):

We are exposed to potential liability risks inherent in the testing and marketing of medical devices and pharmaceutical products. We may be liable if any of our products cause injury, illness or death. Although we will have completed rigorous preclinical and clinical safety testing prior to marketing our products, there may be harmful effects caused by our products that we are unable to identify in preclinical or clinical testing. In particular, unforeseen, rare reactions or adverse side effects related to long-term use of our products may not be observed until the products are in widespread commercial use. Because of the limited duration and number of patients receiving blood components treated with the INTERCEPT Blood System products in clinical trials, it is possible that harmful effects of our products not observed in clinical and preclinical testing could be discovered after a marketing approval has been received. For example, in cases where we have obtained regulatory approval for our products, we have demonstrated pathogen inactivation to specified levels based on well-established tests. However, there is no way to determine, after treatment by our products, whether our products have completely inactivated all of the pathogens that may be present in blood components. There is also no way to determine whether any residual amount of a pathogen remains in the blood component treated by our products and there is no way to exclude that such residual amount would be enough to cause disease in the transfused patient. For ethical reasons, we cannot conduct human testing to determine whether an individual who receives a transfusion of a blood component containing a pathogen that was inactivated using the INTERCEPT Blood System might show positive results if tested for an antibody against that pathogen. While we believe, based on the clinical experience of our scientists, that the level of inactivated pathogens would likely be too small to induce a detectable antibody response in diagnostic tests, we cannot exclude that a transfused patient might show positive results if tested for an antibody against that pathogen. We could be subject to a claim from a patient that tests positive, even though that patient did not contract a disease. Later discovery of problems with a product, manufacturer or facility may result in additional restrictions on the product or manufacturer, including withdrawal of the product from the market. We are subject to risks and costs of product recall, which include not only potential out-of-pocket costs, but also potential interruption to our supply chain. In such an event, our customer relations would be harmed and we would incur unforeseen losses.

In the opinion of the Company, the foregoing disclosure provides complete and accurate disclosure around the risk that blood components treated with the Company’s products may contain residual pathogens or that the presence of inactivated pathogens may yield positive results on antibody tests. The Company believes that such disclosure provides the Company’s investors with meaningful, accurate and complete information material to a decision to buy or sell the Company’s stock.

5.	We also note that the presented studies on the webpage referred to in the prior comment only indicate the results for one strain of HBV and HCV. With a view towards revised disclosure, please tell us whether you have any studies which demonstrate that your systems are capable of sufficiently inactivating all strains of HBV and HCV that are present in or relevant to the markets in which you sell, or intend to sell, your systems.

Response:

The Company respectfully submits that, unlike vaccines, the Company’s inactivation technology is not strain-dependent because the mechanism of action of the Company’s products does not vary depending on different strains of a pathogen presented. Therefore, the Company has not been required by regulatory authorities to demonstrate that its products are capable of sufficiently inactivating all strains of HBV or HCV that are present. It is on that basis that the Company does not believe revised disclosure is required. If the Company were to revise its disclosures or provide additional information describing the irrelevance of strain specific inactivation, such information would not add to or enhance an investor’s understanding of the Company’s technology or influence a decision to buy or sell the Company’s stock. At worst, such additional disclosure would be misleading and confusing to an investor or potential investor.

*  *  *  *  *

Please do not hesitate to contact me at (925) 288-6116 or Kevin Green at (925) 288-6138, if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ Howard G. Ervin
Howard G. Ervin
Vice President, Legal Affairs
Cerus Corporation

cc:	Kevin D. Green, Vice President, Finance and Chief Accounting Officer, Cerus Corporation
Suzanne Sawochka Hooper, Esq., Cooley Godward Kronish LLP

Exhibit A

Table 1. Virus Inactivation Claims

Virus Tested	Extent of Inactivation * (log10 Reduction)	Assay System
ENVELOPED VIRUSES

cell-free HIV-1	>6.2	In vitro
cell-associated HIV-1***	>6.1	In vitro
clinical isolate of HIV-1	>3.4	In vitro
latent, proviral HIV-1	Inactivated to the limit of detection	In vitro
clinical isolate of HIV-2	>2.5	In vitro
Cell-associated Cytomegalovirus (CMV)***	>5.9	In vitro
HBV [strain MS-2]	>5.5	In vivo
HCV [strain Hutchison]	>4.5	In vivo
Duck Hepatitis B Virus	>6.2	In vivo
Bovine Viral Diarrhea Virus	>6.0	In vitro
Human T-cell Lymphotropic Virus [HTLV-I]***	4.7**	In vitro
Human T-cell Lymphotropic Virus [HTLV-II]***	5.1**	In vitro
West Nile Virus	>6.0	In vitro
Chikungunya virus	>6.4	In vitro
Influenza A H5N1 virus (Avian influenza)	>5.9	In vitro

NON-ENVELOPED VIRUSES

Bluetongue Virus, type 11	6.1 to 6.4	In vitro
Calicivirus	1.7 to 2.4	In vitro
Simian Adenovirus (SV15)	0.7 to 2.3	In vitro
Porcine Parvo Virus	0 to 0.2	In vitro

*	“>” refers to the limit of detection of the assay
**	inherent low-level background in non-infected indicator cells precludes “>” of HTLV
***	intracellular

Table 2. Bacterial Inactivation Claims

Bacterial Species Tested	Extent of Inactivation * (log10 Reduction)	Assay System
GRAM-NEGATIVE BACTERIA

Escherichia coli	>6.4	In vitro
Serratia marcescens	>6.7	In vitro
Klebsiella pneumoniae	>5.6	In vitro
Pseudomonas aeruginosa	4.5	In vitro
Salmonella choleraesuis	>6.2	In vitro
Yersinia enterocolitica	>5.9	In vitro
Enterobacter cloacae	5.9	In vitro

GRAM-POSITIVE BACTERIA

Staphylococcus epidermidis	>6.6	In vitro
Staphylococcus aureus	6.6	In vitro
Streptococcus pyogenes	>6.8	In vitro
Listeria monocytogenes	>6.3	In vitro
Corynebacterium minutissimum	>6.3	In vitro
Bacillus cereus (includes spores)	3.6	In vitro
Bacillus cereus (vegetative)	>6.0	In vitro
Bifidobacterium adolescentis	>6.5	In vitro
Propionibacterium acnes	>6.7	In vitro
Lactobacillus species	>6.9	In vitro
Clostridium perfringens (vegetative form)	>7.0	In vitro

SPIROCHETE BACTERIA

Treponema pallidum (syphilis)	>6.8 to <7.0	In vivo
Borrelia burgdorferi (Lyme disease)	>6.8	In vitro

*	“>” refers to the limit of detection of the assay

Table 3. Parasite Inactivation Claims

Parasite Tested	Extent of Inactivation * (log10 Reduction)	Assay System
Trypanosoma cruzi **	> 5.3	In vitro
Plasmodium falciparum ***	> 6.0	In vitro
Leishmania mexicana (metacyclic promastigote stage)	> 5.0	In vitro
Leishmania major Jish (amastigote stage)	> 4.3	In vitro
Babesia microti (babesiosis)	> 5.3	In vivo

*	“>” refers to the limit of detection of the assay
**	extracellular
***	intracellular